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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

01-03489 (Commission File Number)

Clary Corporation (Exact name of registrant as specified in its charter)

1960 South Walker Avenue Monrovia, CA 91016 (626) 359-4486 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock $1.00 par value (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)
☐	Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)
☐	Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)
☐	Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)
		☐	Rule 15d-6

5 (Approximate number of holders of record as of the certification or notice date)

        Pursuant to the requirements of the Securities Exchange Act of 1934, Clary Corporation has caused the certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 19, 2003	CLARY CORPORATION

	By:	/s/ JOHN G. CLARY John G. Clary President

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FORM 15